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                          March 18, 2024

       Ernie Garateix
       Chief Executive Officer
       Heritage Insurance Holdings, Inc.
       1401 N. Westshore Blvd.
       Tampa, FL 33607

                                                        Re: Heritage Insurance
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 14,
2024
                                                            File No. 333-277933

       Dear Ernie Garateix:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Grant J. Levine, Esq.